0-30464

02038487

P.E 5·1·02

PROCESSED
JUN 1 0 2002
THOMSON
FINANCIAL

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

SEC MAIL PROCESSING
RECEIVED
JUN 03 2002
WASH. D.C. 154 SECTION

For the month of MAY, 2002

IMA Exploration Inc.
(Translation of registrant's name into English)

0-30464
(SEC File Number)

#709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMA Exploration Inc.
(Registrant)

Date May 17, 2002

By [signature]
(Signature)*
Name: William Lee
Title: Director

*Print the name and title of the signing officer under his signature.

IMA EXPLORATION INC.

2002	**Report to Shareholders**
ANNUAL	**Notice of Annual General Meeting of Shareholders**
GENERAL	**Information Circular**
MEETING	**Audited Consolidated Financial Statements - Year End**
	BC Form 51-901F Quarterly Report - 4th Quarter
Place:	**The Atkins Room** **Terminal City Club Tower** **837 West Hastings Street** **Vancouver, British Columbia**
Time:	**10:00 a.m.**
Date:	**Thursday, June 20, 2002**

IMA EXPLORATION INC.

Suite 709 - 837 West Hastings Street
Terminal City Club Tower, Vancouver, B.C. V6C 3N6
tel: (604) 687-1828 • fax: (604) 687-1858 • toll free: 1-800-901-0058
internet: www.imaexploration.com e-mail: info@imaexploration.com

May 16, 2002 TSX-V SYMBOL: IMR

PRESIDENT'S REPORT TO THE SHAREHOLDERS

2001 In Review

2001 was a year of strong initiatives from our Company, as IMA embarked on a significant drill program on its flagship project in Peru, Rio Tabaconas, advancing it to the discovery stage. The turn-around in the gold price set the stage for a more positive investment climate in which IMA raised over $1.5 million during the year to fund ongoing exploration activities, primarily for Rio Tabaconas.

IMA is well positioned to see gains from its own exploration efforts and from favourable joint venture agreements with companies looking for strong prospects. As the consolidations at the top end of the gold sector are completed, the market will increasingly seek out exploration companies like IMA.

IMA's underpinning is a decade of patient research, networking and property acquisition in South America. Recent drill testing at its 100% held Rio Tabaconas in Peru returned several high-grade gold intercepts on which to build future programs. Its preliminary drilling program last year cut up to 7 metres true width of 18 g/t gold in limestone hosted mineralization, and up to 3.1 m of 12.9 g/t gold in one of the few holes testing fault hosted mineralization. IMA has completed further surface surveys there prior to drilling, planned for Summer 2002. The Company will continue testing a 2 km section of the fault trend, as well as new targets that have been developed from a recently completed surface program, bringing the total to fifteen. IMA takes the sensible approach of assuming the most obvious surface showings may not overlie the best mineralization. There are several new targets that have never been drill tested that are as important as the extension testing from last year's preliminary drill program. This project alone gives IMA a strong focus in the strengthening gold sector.

The Company's long established presence in Argentina provides an excellent back up to its work in Peru. IMA's expertise has been in generating new targets that can then be passed on to larger companies. The joint venture with Barrick Gold Corporation, adjacent to Barrick's Pascua gold deposit, may see further testing. Also, IMA recently made important acquisitions in Argentina's new Patagonia gold-silver district where London based Brancote generated one of the few bright spots during a weak gold market: the Esquel deposit (3.8 million ounces gold and 6.9 million ounces silver). With a "buzz" now returning to the gold sector, IMA is well positioned to draw potential joint venture partners to these early phase projects. IMA's early phase project portfolio provides the important back up to Rio Tabaconas and could add significantly to its valuation base as the year progresses. The Company's immediate focus though, will be on advancing the Rio Tabaconas high-grade project in Peru.

RIO TABACONAS PROJECT, PERU

Large sections of Peru were opened to foreign investment in the 1990s, allowing exploration in what was known to be some of the world's best terrain for "epithermal" type gold deposits. The largest of these include Newmont Gold's 37 million ounce Yanacocha development, Barrick Gold's 7 million ounce Pierina mine, and the recently announced 3.5 million ounce Alto Chicama discovery.

Rio Tabaconas, located in northern Peru about 750 km north of Lima, hosts several styles of gold mineralization that have been the object of past, unrecorded, mining efforts.

Though IMA has had continuing exploration efforts focused on the epithermal mineralization at the Las Minas showings, its preliminary drill focus last year was on more atypical but very high-grade mineralization at the Cerro Tablon showings. These two gold targets all occur within a newly defined 4 kilometer by 2 kilometer, northwest trending mineralized corridor referred to as the **Midas Trend**, indicating a much larger area of mineral potential than previously recognized. This trend is open in both directions and includes Cerro Tablon, Cerro Las Minas and Vega, a newly defined centre of mineralization situated to the northwest (see attached map).

The Midas Trend has now become the Company's prime exploration focus as the results have greatly enhanced the region's potential for several significant gold discoveries.

VALLE DEL CURA PROJECTS, ARGENTINA

IMA's joint venture projects with Barrick Gold, the world's number two gold producer, are immediately west of Barrick's Pascua and Veladero deposits which host a resource estimate of 38 million ounces of gold and 800 million ounces of silver. IMA's projects contain features thought to be important in the region's deposit development. The potential for these assets to reap rewards for IMA are large.

Recently, Barrick has responded to the persistent strength in the gold market this year by announcing it will resuscitate its Pascua Lama and Veladero projects in South America, which would breathe life into the mega-projects, which were shelved last year.

The Pascua Lama – Veladero District, now unified as a result of the Homestake merger into a single 38 million ounce district is the largest undeveloped gold district in the world. The joint development of Pascua and Veladero is considered to be the main growth driver for Barrick, post the Homestake acquisition.

To maximize the opportunity of financing such exploration programs on other projects, management is seeking ways to minimize share dilution by engaging in joint venture discussions with international mining companies in order to secure partners with the necessary technical and financial resources to develop a long-range exploration strategy.

The tremendous potential of the Company's property portfolio, the excellent technical and management team and the depth of its South American network of contacts, present an excellent opportunity for discovery and enhancement of shareholder equity. With a low market cap, IMA has immense leverage for exploration success – either in its joint venture with Barrick or on its Rio Tabaconas project.

On behalf of the Board of Directors, I would like to thank you all for your continued support.

"Joseph Grosso"

Joseph Grosso
President & C.E.O.

IMA EXPLORATION INC.
(the "Company")

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Mecting") of Members of the Company will be held in the Atkins Room at the Terminal City Club Tower, 837 West Hastings Street, Vancouver, British Columbia, on Thursday, June 20, 2002, at the hour of 10:00 o'clock in the forenoon (Vancouver time), for the following purposes:

1. To receive and consider the Report to the Shareholders;
2. To receive and consider the consolidated financial statements of the Company for the fiscal year ended December 31, 2001 (with comparative statements relating to the preceding fiscal period) together with the report of the Auditors thereon;
3. To appoint PricewaterhouseCoopers LLP as auditors of the Company and to authorize the Directors to fix their remuneration;
4. To fix the number of directors at six;
5. To elect Directors for the ensuing year;
6. To grant authority to the Directors to amend existing stock options, and to grant additional stock options to Insiders and amend any such stock options, so long as such options and amendments are in compliance with the guidelines prescribed by the TSX Venture Exchange in effect at the time of grant or amendment; and
7. To transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the Company's Quarterly Report for its fourth fiscal quarter which contains the documents referred to in Items 1 and 2 above, as well as an Information Circular, a form of Proxy and an Annual Return Card Form. The accompanying Information Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this Notice.

Members are entitled to vote at the Meeting either in person or by proxy. Those who are unable to attend the Meeting are requested to read, complete, sign and mail the enclosed form of Proxy in accordance with the instructions set out in the Proxy and in the Information Circular accompanying this Notice. Please advise the Company of any change in your mailing address.

Dated at Vancouver in the Province of British Columbia this 15th day of May, 2002.

BY ORDER OF THE BOARD

"Joseph Grosso"
Joseph Grosso, President and CEO

IMA EXPLORATION INC.

(the "Company")

Suite 709 - 837 West Hastings Street
Vancouver, British Columbia
Canada V6C 3N6

INFORMATION CIRCULAR

(Containing information as at the date of this Information Circular)

SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF THE COMPANY FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF THE COMPANY (AND ANY ADJOURNMENT THEREOF) (THE "MEETING") TO BE HELD ON THURSDAY, JUNE 20, 2002 AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

THE CONTENTS AND THE SENDING OF THIS INFORMATION CIRCULAR HAVE BEEN APPROVED BY THE DIRECTORS OF THE COMPANY.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are Directors and/or Officers of the Company. **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.** A proxy will not be valid unless the completed form of proxy is received by Computershare Trust Company of Canada, 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9 (the "Transfer Agent") not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or delivered to the Chairman of the Meeting prior to the commencement of the Meeting.

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered and records office of the Company, #1400 - 1055 West Hastings Street, Vancouver, British Columbia, V6E 2E9, at any time up to and including the last business day preceding the day of the Meeting or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

ADVICE TO BENEFICIAL MEMBERS

ONLY REGISTERED MEMBERS OR DULY APPOINTED PROXYHOLDERS ARE PERMITTED TO VOTE AT THE MEETING. MEMBERS WHO DO NOT HOLD THEIR SHARES IN THEIR OWN NAME (REFERRED TO HEREIN AS "NON-REGISTERED MEMBERS") ARE ADVISED THAT ONLY PROXIES FROM MEMBERS OF RECORD CAN BE RECOGNIZED AND VOTED AT THE MEETING. Non-Registered Members who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their shares as a registered Member. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Non-Registered Members is identical to that provided to registered Members. However, its purpose is limited to instructing the registered Member how to vote on behalf of the beneficial Member.

If common shares are listed in an account statement provided to a Member by a broker, then in almost all cases those shares will not be registered in such Member's name on the records of the Company. Such shares will more likely be registered under the name of the Member's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Member. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Policy Statement No. 41 or the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to Non-Registered Members. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Non-Registered Members in advance of Members' meetings unless the Non-Registered Members has waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered Members in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Member by its broker is identical to the form of proxy provided by the Company to the registered Members. However, its purpose is limited to instructing the registered Member how to vote on behalf of the Beneficial Member should a non-registered Member receiving such a form wish to vote at the Meeting, the non-registered Member should strike out the names of the Management Proxyholders named in the form and insert the non-registered Member's name in the blank provided and return the materials to the broker as directed. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically applies a special sticker to the proxy forms, mails those forms to the Non-Registered Members and asks Non-Registered Members to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. **A BENEFICIAL MEMBER RECEIVING A PROXY WITH AN IICC STICKER ON IT CANNOT USE THAT PROXY TO VOTE COMMON SHARES DIRECTLY AT THE MEETING - THE PROXY MUST BE RETURNED TO IICC WELL IN**

ADVANCE OF THE MEETING IN ORDER TO HAVE THE COMMON SHARES VOTED. All references to Members in this Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to Members of record unless specifically stated otherwise.

VOTING OF PROXIES

Shares represented by properly executed proxies in favour of persons designated in the enclosed form of proxy **WILL BE VOTED FOR THE ELECTION OF DIRECTORS AND THE APPOINTMENT OF AUDITORS AS STATED UNDER THOSE HEADINGS IN THIS INFORMATION CIRCULAR OR WITHHELD FROM VOTING IF SO INDICATED ON THE FORM OF PROXY.**

The shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

SUCH SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgement on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Issued and Outstanding:	21,018,108 Common shares without par value
Authorized Capital:	99,708,334 Common shares without par value

Only shareholders of record at the close of business on May 15, 2002 which is a day that is no fewer than thirty-five days prior to the date of the Meeting (the "Record Date") who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

Each shareholder is entitled to one vote for each common share registered in his name on the list of shareholders, which is available for inspection during normal business hours at the Transfer Agent and at the Meeting.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially own, directly or indirectly or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company other than as listed below.

Name of Shareholder	Number of Shares	Percentage Owned
Barrick Gold Corporation	3,000,000	14.27%

Management of the Company is not aware of the beneficial holders of the shares registered in the name of CDS & Co.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of PricewaterhouseCoopers LLP as auditors of the Company and to authorize the Directors to fix their remuneration. Coopers & Lybrand, a predecessor firm of PricewaterhouseCoopers LLP, were first appointed auditors of the Company on May 7, 1996.

ELECTION OF DIRECTORS

The Board of Directors presently consists of five directors and it is intended to determine the number of directors at six and to elect six directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Company Act (British Columbia).

Pursuant to National Policy 41, a Notice of Meeting and Record Date has been filed with all securities administrators of jurisdictions wherein the Company's registered shareholders have their addresses and has been given to the TSX Venture Exchange at least 25 days before the Record Date, and pursuant to the Company Act (British Columbia) an Advance Notice of Meeting was published in the "Province" newspaper on April 18, 2002.

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company, and the number of shares of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.

Name, Position and Country of Residence[(1)]	Principal Occupation and if not at present an elected Director, Occupation during the past five years[(1)]	Director Since	No. of Shares beneficially held[(2)]
GERALD D. CARLSON Chairman and Director (resident of Canada)	President and director of Copper Ridge Exploration Inc., a public British Columbia mineral exploration company from March 1999 to present; President and CEO of LaTeko Resources Ltd. from December 1996 to January 1999.	1999	84,500
JOSEPH GROSSO President, Chief Executive Officer and Director (resident of Canada)	Director and officer of the Company since February 1990. President of Oxbow International Marketing Corp., a private BC company.	1990	476,915[(4)]
WILLIAM LEE[(3)] Chief Financial Officer and Director (resident of Canada)	Chartered Accountant. CFO of the Company since June 1996.	1996	16,438
ROBERT BROWN[(3)] Director (resident of Canada)	Professional Engineer. President and director of Finlay Minerals Ltd. from July 1999 to present. VP Exploration and director of Soho Resources Corp., a mineral exploration company, from May 1997 to April 2002. Exploration Manager of the Company from March 1996 to April 1997.	1996	Nil
SEAN HURD[(3)] Director (resident of Canada)	Investor relations manager for the Company from June 2001 to present and director since September 2000. Investor relations manager for Mercury Scheduling Systems Inc. from August 2000 to March 31, 2001. Investor relations manager for the Company from June 1999 to August 2000. Investor relations manager for Senate Capital from February 1996 to May 1999.	2000	Nil
NIKOLAOS CACOS Nominee (resident of Canada)	Corporate Secretary of the Company since September 1996.	N/A	12,500

NOTES:

(1) The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2) The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(3) Denotes member of Audit Committee.

(4) 220,724 shares are held by various private companies 50% owned by Mr. Grosso.

STATEMENT OF EXECUTIVE COMPENSATION

Executive Compensation

"Named Executive Officers" mean the Chief Executive Officer of the Company, regardless of the amount of compensation of that individual, and each of the Company's four most highly compensated executive officers, other than the Chief Executive Officer, who were serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus amounted to $100,000 or more. In addition, disclosure is also required for any individual whose total salary and bonus during the most recent fiscal year was at least $100,000, whether or not they were an executive officer at the end of the most recent fiscal year.

The Company currently has two Named Executive Officers: Joseph Grosso, President and Chief Executive Officer and Gerald Carlson, Chairman (the "Named Executive Officers"). The following table sets forth all annual and long-term compensation awarded, paid to or earned by the Company's Named Executive Officers during the financial years ended December 31, 1999, 2000 and 2001.

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen-sation ($)
Joseph Grosso, President & Chief Executive Officer	2001	102,000[(1)]	-	-	300,000	-	-	-
	2000	102,000[(1)]	-	-	-	-	-	-
	1999	102,000[(1)]	-	-	75,000	-	-	-
Gerald Carlson Chairman	2001	33,000	-	-	200,000	-	-	-
	2000	34,749	-	-	-	-	-	-
	1999	52,408	-	-	100,000	-	-	-

NOTE:

(1) Pursuant to a contract for corporate and administrative services, entered into July 1, 1996, between the Company and Oxbow International Marketing Corp. ("Oxbow"), a private company owned by Joseph Grosso, the Company has agreed to retain Oxbow at a monthly fee of $8,500 per month.

Long Term Incentive Plan Awards

Long Term Incentive Plan Awards ("LTIP") means any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one fiscal year whether performance is measured by reference to financial performance of the Company or an affiliate of the Company, or the price of shares of the Company but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units. The Company has not granted any LTIP's to the Named Executive Officer during the most recently completed fiscal year.

Options and Stock Appreciation Rights

Stock Appreciation Rights ("SAR's") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the shares of the Company. No SAR's were granted to or exercised by the Named Executive Officers or directors during the most recently completed fiscal year.

Option Grants

The Company did not grant any stock options to the Named Executive Officers during the most recently completed fiscal year.

Aggregated Option Exercises and Option Values

The following table sets forth details of all exercises of stock options by the Named Executive Officers during the most recently completed fiscal year and the fiscal year-end value of unexercised options on an aggregated basis:

Name	Securities Acquired on Exercise (#)[1]	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End Exercisable/Unexercisable (#)	Value of Unexercised In-the-Money Options at Fiscal Year-End[2] Exercisable/Unexercisable ($)
Joseph Grosso	Nil	Nil	300,000/Nil	Nil
Gerald Carlson	Nil	Nil	200,000/Nil	Nil

NOTES:

1. All options are exercisable to acquire shares of the Company.
2. Value of unexercised in-the-money options calculated using the closing price of the shares of the Company on the TSX Venture Exchange on December 31, 2001, $0.40, less the exercise price per share of in-the-money stock options.

Pension Plan

The Company does not provide retirement benefits for directors or executive officers.

Termination of Employment, Changes in Responsibility and Employment Contracts

The Company has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officer in the Company's most recently completed fiscal year or current fiscal year in respect of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000.

Compensation of Directors

There are no arrangements under which directors were compensated by the Company during the most recently completed financial year ended December 31, 2001 for their services in their capacity as directors.

The service of Robert Brown, in his capacity as consultant, is made available to the Company by R.F.B. Geological Inc. ("RFB"), a private company owned by Robert Brown, for cash on a per diem basis. For the last completed financial year ending December 31, 2001, $1,850 was paid to RFB.

During the last completed financial year ending December 31, 2000, the Company also paid $33,000 to KGE Management Ltd., a private company owned by Gerald Carlson, the Chairman and a director of the Company.

The following table sets forth information concerning stock options granted to directors, as a group, who are not Named Executive Officers during the most recently completed fiscal year:

Name (a)	Securities Under Options Granted (#)[1] (b)	% of Total Options Granted to Employees in Fiscal Year[2] (c)	Exercise or Base Price ($/Security)[3] (d)	Market Value of Securities Underlying Options on Date of Grant ($/Security) (e)	Expiration Date (f)
Directors as a group who are not Named Executive Officers	285,000	17.43%	0.40	0.40	July 19, 2006

NOTES:

1. All options are for shares of the Company.

2. Percentage of all options granted in the period.

3. The exercise price of the option is set at not less than the market value of the common shares of the Company on the date of grant, less a discount allowed by the TSX Venture Exchange. The exercise price may be adjusted under certain circumstances, subject to regulatory acceptance.

The following table sets forth details of all securities acquired, the aggregate value realized and the fiscal year end number and value of unexercised options/SARs held directors of the Company, as a group:

Name	Securities Acquired on Exercise (#)[1]	Aggregate Value Realized ($)	Unexercised Options at Fiscal Year-End Exercisable/Unexercisable (#)	Value of Unexercised In-the-Money Options Fiscal Year-End[2] Exercisable/Unexercisable ($)
Directors as a group who are not Named Executive Officers	Nil	N/A	285,000	Nil

NOTES:

1. All options are exercisable to acquire shares of the Company.

2. Value of unexercised in-the-money options calculated using the closing price of the shares of the Company on the TSX Venture Exchange on December 31, 2001, $0.40, less the exercise price per share of in-the-money stock options.

Proposed Compensation

The Company has no bonus, profit sharing or similar plans in place pursuant to which cash or non-cash compensation is proposed to be paid or distributed to the Named Executive Officers in the current or subsequent fiscal years.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS OF THE COMPANY

No director or senior officer of the Company, proposed management nominee for election as a director of the Company or each associate or affiliate of any such director, senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries at any time during the Company's last completed financial year, other than routine indebtedness.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth below and other than transactions carried out in the normal course of business of the Company or any of its affiliates, none of the directors or senior officers of the Company, a proposed management nominee for election as a director of the Company, any shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons had since January 1, 2001 (the commencement of the Company's last completed financial year) any material interest, direct or indirect, in any transactions which materially affected the Company or any of its subsidiaries or in any proposed transaction which has or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

Management functions are not performed to any substantial degree by any person or persons other than the Directors and senior officers of the Company.

By agreement dated January 1, 1996, and as amended July 22, 1996 and July 1, 1999, Joseph Grosso, an officer and director of the Company, is paid a salary of $8,500 per month through Oxbow. The term of the agreement expired July 1, 2001 and was extended until July 1, 2002, by mutual agreement. During the fiscal year ended December 31, 2001, Oxbow was paid $102,000.

By agreement dated February 15, 2000, between the Company and KGE Management Ltd. ("KGE Management"), Gerald G. Carlson, an officer of the Company, is paid a salary of $36,000 per year, plus $550 per day if services are rendered for more than five days per month, through KGE Management Ltd. During the fiscal year ended December 31, 2001, the Company paid $33,000 to Mr. Carlson pursuant to the agreement between the Company and KGE Management. The agreement expired October 2001 and has been extended until April 2002 by mutual agreement.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no director or senior officer of the Company nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors. Directors and senior officers may, however, be interested in the general authorization granted to the directors with respect to "Stock Options to Insiders" as detailed herein.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

STOCK OPTIONS TO INSIDERS OF THE COMPANY

Since the date of the Company's last annual general meeting, the Board of Directors, on behalf of the Company, granted stock options to certain Insiders of the Company (as defined in the *Securities Act* (British Columbia)), the details of which are described herein under the heading "STATEMENT OF EXECUTIVE COMPENSATION". All such options were granted in accordance with the policies of the TSX Venture Exchange and were accepted for filing by the TSX Venture Exchange. The Company's Board of Directors is desirous of obtaining, at this annual general meeting, the approval of the shareholders to such grants.

According to the policies of the TSX Venture Exchange, shareholder approval is required for stock options granted to Insiders if:

(i) a stock option plan, together with all of the Issuer's previously established or proposed stock option grants, could result at any time in:

   (a) the number of shares reserved for issuance under stock options granted to Insiders exceeding 10% of the outstanding Listed Shares;

   (b) the issuances to Insiders, within a one year period, of a number of shares exceeding 10% of the outstanding Listed Shares; or

(c) the issuance to any one Insider and such Insider's associates, within a one year period, of a number of shares exceeding 5% of the outstanding Listed Shares; or

(ii) the Issuer is decreasing the exercise price of stock options previously granted to Insiders,

For the purpose of satisfying any and all regulatory requirements that shareholders approve stock options granted to Insiders prior to their exercise, the Company is seeking the approval of the shareholders, **in advance**, to each amendment which may be made by the Company to the terms of existing stock options remaining outstanding which were granted to Insiders or to other persons whose stock options as originally constituted were approved by the shareholders of the Company and to each grant by the Company of new stock options to Insiders and any amendments thereafter to such new options. Any new options will be granted and/or amended, or any alterations to existing options will be made, in accordance with the TSX Venture Exchange's Policy 4.4. The Company is presently classified as a Tier 1 company by the TSX Venture Exchange. The present policies of the TSX Venture Exchange with respect to options granted by Tier 1 companies may be summarized as follows:

1. The minimum exercise price of an incentive stock option, must not be less than the Discounted Market Price (as defined in the Corporate Finance Manual). If the Issuer does not issue a news release to fix the price, the price will only be guaranteed if the Summary Form - Incentive Stock Options is filed within two days after the date the stock options were granted.

2. Any amendment to the terms of an option agreement must be accepted for filing by the TSX Venture Exchange prior to the amendment becoming effective.

3. All stock options and any shares issued on the exercise of stock options must be legended with a four month Exchange hold period from the date the stock options are granted.

Accordingly, the shareholders will be asked at the annual general meeting to pass an ordinary resolution in the following terms:

> "**RESOLVED** that the grant of all stock options to Insiders since the last general meeting is hereby approved and authority is hereby granted to the Directors to amend existing stock options, and to grant additional stock options to Insiders and amend any such stock options, so long as such options and amendments are in compliance with the guidelines prescribed by the TSX Venture Exchange in effect at the time of grant or amendment."

An ordinary resolution requires the favourable vote of a simple majority (51%) of the votes cast in person or by proxy at the Meeting.

OTHER MATTERS

Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

DATED at Vancouver, British Columbia, this 15th day of May, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

"Joseph Grosso"
Joseph Grosso
President and Chief Executive Officer

IMA EXPLORATION INC.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2001, 2000 AND 1999

(Expressed in Canadian Dollars)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
609 Granville Street, Suite 400
PO Box 10373 Pacific Centre
Vancouver, British Columbia
Canada V7Y 1L3
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

March 22, 2002

Auditors' Report

To the Shareholders of
IMA Exploration Inc.

We have audited the consolidated balance sheets of **IMA Exploration Inc.** (an exploration stage company) as at December 31, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for the years ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years ended December 31, 2001, 2000 and 1999 in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

PricewaterhouseCoopers LLP

Chartered Accountants

IMA EXPLORATION INC.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31, 2001 and 2000

(Expressed in Canadian Dollars)

	2001 $	2000 $
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	755,765	1,502,737
Amounts receivable and prepaids	69,889	51,905
Marketable securities	23,460	69,443
	849,114	1,624,085
PROPERTY, PLANT AND EQUIPMENT net of accumulated depreciation of $179,000 (2000 - $154,343)	57,088	73,733
MINERAL PROPERTIES AND RELATED DEFERRED COSTS (Note 3)	4,581,172	3,281,878
	5,487,374	4,979,696
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	115,716	189,419
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 4)	18,090,497	16,627,241
DEFICIT	(12,718,839)	(11,836,964)
	5,371,658	4,790,277
	5,487,374	4,979,696

NATURE OF OPERATIONS (Note 1)

APPROVED BY THE BOARD

"Joseph Grosso", Director

"William Lee", Director

The accompanying notes are an integral part of these consolidated financial statements.

IMA EXPLORATION INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

(Expressed in Canadian Dollars)

	2001 $	2000 $	1999 $
EXPENSES			
Administrative and management services	219,891	218,451	267,391
Bank charges and interest	7,464	7,078	12,998
Corporate development and investor relations	88,198	179,082	94,868
Depreciation	24,657	31,886	31,752
General exploration	109,875	137,148	160,336
Office and sundry	37,875	40,970	41,402
Printing	12,133	21,945	26,205
Professional fees	105,052	240,860	158,446
Rent, parking and storage	68,522	64,221	56,277
Salaries and employee benefits	193,544	167,743	134,333
Telephone and utilities	25,138	34,805	40,827
Transfer agent and regulatory fees	15,596	14,798	18,695
Travel and accommodation	37,740	44,538	57,790
	945,685	1,203,525	1,101,320
OTHER ITEMS			
Write-off of mineral properties and related deferred costs	21,483	789,953	98,628
Foreign exchange	(17,030)	9,050	25,416
Interest and miscellaneous income	(97,280)	(156,865)	(47,231)
Write-down on marketable securities	22,483	178,777	416,655
Loss on sale of marketable securities	6,534	-	161,859
	(63,810)	820,915	655,327
LOSS BEFORE NON-CONTROLLING INTEREST	(881,875)	(2,024,440)	(1,756,647)
NON-CONTROLLING INTEREST IN LOSS OF IMPSA	-	-	10,890
LOSS FOR THE YEAR	(881,875)	(2,024,440)	(1,745,757)
DEFICIT - BEGINNING OF YEAR	(11,836,964)	(9,812,524)	(8,066,767)
DEFICIT - END OF YEAR	(12,718,839)	(11,836,964)	(9,812,524)
BASIC AND DILUTED LOSS PER SHARE	$(0.06)	$(0.17)	$(0.23)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	15,104,239	11,938,699	7,567,191

The accompanying notes are an integral part of these consolidated financial statements.

IMA EXPLORATION INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

(Expressed in Canadian Dollars)

	2001 $	2000 $	1999 $
CASH PROVIDED FROM (USED FOR)			
OPERATING ACTIVITIES			
Loss for the year	(881,875)	(2,024,440)	(1,745,757)
Items not affecting cash			
Depreciation	24,657	31,886	31,752
Write-down on marketable securities	22,483	178,777	416,655
Loss on sale of marketable securities	6,534	-	161,859
Write-off of mineral properties and related deferred costs	21,483	789,953	98,628
Non-controlling interest in loss of IMPSA	-	-	(10,890)
	(806,718)	(1,023,824)	(1,047,753)
Decrease (increase) in amounts receivable and prepaids	(17,984)	14,729	(32,897)
Increase (decrease) in accounts payable and accrued liabilities	(73,703)	21,838	(486,082)
	(898,405)	(987,257)	(1,566,732)
INVESTING ACTIVITIES			
Additions to mineral properties and related deferred costs	(1,320,777)	(1,989,049)	(785,500)
Additions to property, plant and equipment	(8,012)	(15,321)	(16,108)
Proceeds on sale of marketable securities	16,966	-	406,941
Investment in and advances to IMPSA	-	-	(650,000)
Cash acquired from acquisition of IMPSA	-	-	671,741
	(1,311,823)	(2,004,370)	(372,926)
FINANCING ACTIVITIES			
Issuance of common shares	1,563,940	3,483,250	2,592,400
Share issuance costs	(100,684)	(103,194)	(39,701)
	1,463,256	3,380,056	2,552,699
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(746,972)	388,429	613,041
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	1,502,737	1,114,308	501,267
CASH AND CASH EQUIVALENTS - END OF YEAR	755,765	1,502,737	1,114,308

SUPPLEMENTAL CASH FLOW INFORMATION (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE OF OPERATIONS

The Company is in the process of exploring its mineral properties in South America and evaluating other mineral properties. The Company considers itself to be an exploration stage company. On the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. The amounts shown as mineral properties and related deferred costs represent net costs to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral properties and related deferred costs is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to complete development, and future profitable production.

The Company considers that it has adequate resources to maintain its operations for the next year. However, the Company recognizes that it will require additional financing in the forthcoming year to complete its proposed exploration programs. The Company is seeking additional financing to complete these programs, and while it has been successful at doing so in the past, there can be no assurance that it will be able to do so in the future. (See Note 11)

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The significant measurement differences between those principles and those that would be applied under US generally accepted accounting principles ("US GAAP") as they affect the Company are disclosed in Note 9.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and all its subsidiaries. All intercompany transactions and balances have been eliminated. See also Note 3(b).

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments maturing within 90 days of the original date of acquisition.

Marketable Securities

Marketable securities are carried at the lower of cost or market.

Mineral Properties and Related Deferred Costs

Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company are deferred on an individual property basis until the viability of a property is determined. Administration costs and general exploration costs are expensed as incurred. When a property is placed in commercial production, such deferred costs will be depleted using the units-of-production method. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or property.

The Company also accounts for foreign value added taxes paid as part of mineral properties and deferred costs. The recovery of these taxes will commence on the beginning of foreign commercial operations. Should these amounts be recovered they would be treated as a reduction in carrying costs of mineral properties and deferred costs.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Options

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, Plant and Equipment

Property, plant and equipment, which comprise leasehold improvements and office furniture and equipment, are recorded at cost less accumulated depreciation calculated using the straight-line method over their estimated useful lives of five years.

Translation of Foreign Currency

Integrated foreign operations are translated using the temporal method. Under this method, the Company translates monetary assets and liabilities denominated in foreign currencies at period-end rates. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates in effect during the period. The resulting gains or losses are reflected in the operating results in the period of translation.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities. The Company limits its exposure to credit loss by placing its cash and cash-equivalents with major financial institutions. Management regularly monitors the credit worthiness of its loans receivable and believes that it has adequately provided for any exposure to potential credit losses.

Fair Values of Financial Instruments

The fair value of the Company's financial instruments consisting of cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their carrying values.

Income Taxes

Income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the consolidated financial statements and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs. Future income tax assets are recognized to the extent that they are considered more likely than not to be realized.

(Expressed in Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Loss Per Share

Loss per share is calculated based on the weighted average number of common shares issued and outstanding during the year. The Company has adopted the revised recommendations of the Canadian Institute of Chartered Accountants ("CICA"), whereby new rules are applied in the calculation of diluted earnings per share. The revised standard has been applied on a retroactive basis and did not result in any restatement of the Company's financial statements. Basic and diluted losses per share are the same as the effect of potential issuances of shares under warrant or share option arrangements would be anti-dilutive.

Share Option Plan

The Company grants share options in accordance with the policies of the Canadian Venture Exchange (the "CDNX") as described in Note 4(d). No compensation expense is recognized for this plan when shares or share options are issued pursuant to the plan. Consideration paid on exercise of the share options is credited to share capital.

3. MINERAL PROPERTIES AND RELATED DEFERRED COSTS

	2001			2000		
Property	Mineral Property Acquisition Costs $	Deferred Exploration Costs $	Total $	Mineral Property Acquisition Costs $	Deferred Exploration Costs $	Total $
Argentina:						
Valle de Cura	622,791	1,866,361	2,489,152	456,718	1,630,461	2,087,179
Gualcamayo	52,880	9,595	62,475	29,646	4,335	33,981
Other	37,096	188,735	225,831	21,588	98,081	119,669
	712,767	2,064,691	2,777,458	507,952	1,732,877	2,240,829
Peru:						
Rio Tabaconas	535,217	1,268,497	1,803,714	456,134	584,915	1,041,049
	1,247,984	3,333,188	4,581,172	964,086	2,317,792	3,281,878

(Expressed in Canadian Dollars)

3. MINERAL PROPERTIES AND RELATED DEFERRED COSTS (continued)

(a) Argentine Properties

The Company has options to acquire certain mineral claims located in San Juan province, Argentina. To acquire the claims, the Company must make payments to the vendors of US$1,076,496 (US$461,496 paid) in staged amounts through December 2005 and pay estimated annual government payments of US$27,000. During the year ended December 31, 2001, the Company spent $212,541 (2000 - $305,351; 1999 - $285,893) in mineral property acquisition costs and $345,571 (2000 - $1,269,904; 1999 - $441,085) in deferred exploration costs. The Company has also agreed to pay net smelter return royalties (ranging from 0.5% to 2.0% NSR) of up to US$8,460,000 once commercial production is achieved on various properties.

Under the terms of an agreement dated August 17, 1999, the Company has granted Barrick Gold Corporation ("Barrick") an option to earn an interest in either the Rio de las Taguas or Potrerillos properties in the Valle de Cura region, San Juan Province, Argentina. Barrick may earn a 50% interest in the selected property by paying the Company US$250,000, and expending US$3 million in exploration on the selected property within five years of making the US$250,000 payment. During the year ended December 31, 2001, the Company has agreed to extend the option in selecting either property until November 30, 2002.

Once Barrick has earned its 50% interest, the property will be operated as a joint venture with Barrick as the operator and each party paying its proportionate share of expenses, subject to normal dilution and non-consent provisions. If either party is diluted down to a 20% interest, that interest will be converted to a 5% NSR. Barrick will have the right to earn an additional 25% interest, for a total of 75%, by agreeing within two years of vesting its 50% interest to provide financing necessary to bring the property into commercial production.

In addition, Barrick shall have the option to purchase a 100% interest in the selected property from the Company for US$2 million and a 5% NSR. Unless the parties agree otherwise, this option may be exercised by Barrick only after Barrick has completed US$3 million in exploration expenditures on the selected property without making a discovery of ore in commercial quantities.

During the year ended December 31, 2001, the Company terminated certain mineral claims and accordingly, wrote off $21,483 (2000 - $775,470) in mineral properties and related deferred costs.

(Expressed in Canadian Dollars)

3. MINERAL PROPERTIES AND RELATED DEFERRED COSTS (continued)

(b) Peruvian Properties

The Company holds an option to acquire a 100% interest in three concessions in the Cajamarca Department of San Ignacio Province in northern Peru. In addition, the Company owns ten concessions which surround and overlie the optioned concessions. Collectively these are known as the Rio Tabaconas Project (previously known as the Tamborapa Project). On April 24, 2001, the Company amended the terms of the option agreement which now require payments of US$1,500,000 (US$85,000 paid) in staged payments to July 2004, as follows:

i) commencing April 30, 2002, four payments of US$50,000 to December 30, 2003; and

ii) the full outstanding balance of $1,215,000 on July 30, 2004, if commercial production has commenced. Alternatively, in the event commercial production does not occur, the full outstanding balance of $1,215,000 will be due in five instalments of US$200,000, commencing July 30, 2004 and subsequent instalments beginning on December 30, 2005, and the final instalment of US$215,000. In the event that commercial production commences during this period, the full remaining balance is due within 20 days of production start-up.

The exploration program also required work expenditures totalling US$525,000 by October 24, 2002. The work expenditure commitment has been met. During the year ended December 31, 2001, the Company spent $79,083 (2000 - $53,363) in mineral property acquisition costs and $683,582 (2000 - $360,431) in deferred exploration costs.

On January 4, 1999, the Company increased its equity interest in IMPSA Resources Corporation ("IMPSA") from 43.81% to 80.69% and consolidated the accounts of IMPSA.

During the year ended December 31, 2001, the Company completed a reorganization of its Peruvian property interests with its 80.69% subsidiary, IMPSA, to enable it to hold a 100% direct interest in the Peruvian properties. IMPSA retains a 2% fee, to be calculated based on net revenue generated from certain Peruvian properties, to a maximum of $1.4 million.

During the year ended December 31, 2000, the Company wrote off $14,483 relating to miscellaneous properties in Peru.

(Expressed in Canadian Dollars)

4. SHARE CAPITAL

Authorized - 99,708,334 common shares without par value

Issued	Number of Shares	$
Balance, December 31, 1998	6,237,419	10,694,486
Exercise of options	26,500	10,600
Private placements	3,703,633	2,646,180
Less share issue costs	-	(104,081)
Balance, December 31, 1999	9,967,552	13,247,185
Private placements	2,034,167	1,220,500
Exercise of options	22,500	9,000
Exercise of warrants	1,505,000	2,253,750
Less share issue costs	-	(103,194)
Balance, December 31, 2000	13,529,219	16,627,241
Private placements	5,063,000	1,563,940
Less share issue costs	-	(100,684)
Balance, December 31, 2001	18,592,219	18,090,497

(a) During the year ended December 31, 2001, the Company completed the following private placements:

(i) 3,000,000 units at a price of $0.26 for cash proceeds of $746,250, net of share issue costs of $33,750. Each unit consisted of one common share of the Company and one-half non-transferable common share purchase warrant. Each full warrant entitles the holder to purchase one common share for the exercise price of $0.40 on or before July 3, 2002. In addition, agent's warrants were issued to purchase 259,000 common shares for the exercise price of $0.35 on or before July 3, 2002. The President of the Company subscribed for 240,000 units of the private placement. The warrants and agent's warrants remained outstanding at December 31, 2001; and

(ii) 2,063,000 units at a price of $0.38 for cash proceeds of $717,006, net of share issue costs of $66,934. Each unit consisted of one common share of the Company and one-half non-transferable common share purchase warrant. Each full warrant entitles the holder to purchase one common share for the exercise price of $0.45 on or before December 18, 2002. In addition, agent's warrants were issued to purchase 206,300 common shares for the exercise price of $0.45 on or before December 18, 2002. The warrants and agent's warrants remained outstanding at December 31, 2001.

(Expressed in Canadian Dollars)

4. **SHARE CAPITAL** (continued)

(b) During the year ended December 31, 2000, the Company completed the following private placements:

(i) 637,000 units at a price of $0.60 per unit for cash proceeds of $343,980, net of commissions of $38,220. Each unit comprised one common share of the Company and one non-transferable share purchase warrant. Each warrant entitled the holder to purchase an additional common share of the Company at a price of $0.75 per share on or before April 19, 2002. During the year ended December 31, 2001, the Company received regulatory approval to extend the warrants from April 19, 2002 to April 19, 2005. The warrants remained outstanding at December 31, 2001; and

(ii) 1,397,167 units at a price of $0.60 per unit, for cash proceeds of $773,327, net of commissions of $64,974. Each unit comprised one common share of the Company and one non-transferable share purchase warrant. Each warrant entitled the holder to purchase an additional common share of the Company at a price of $0.90 per share on or before March 16, 2002. During the year ended December 31, 2001, the Company received regulatory approval to extend the warrants from March 16, 2002 to March 16, 2005. The warrants remained outstanding at December 31, 2001.

(c) During the year ended December 31, 1999, the Company completed the following private placements:

(i) 533,333 common shares of the Company, at a price of $0.27 per share, for cash proceeds of $144,000;

(ii) 1,500,000 units, with Barrick, at a price of $1.00 per share for cash proceeds of $1,490,339, net of issue costs of $9,661. Each unit comprised one common share of the Company and one non-transferable share purchase warrant. Each warrant entitled Barrick to purchase an additional common share of the Company at a price of $1.50 per share. During the year ended December 31, 2000, the warrants were exercised for proceeds of $2,250,000; and

(Expressed in Canadian Dollars)

4. **SHARE CAPITAL** (continued)

(iii) 1,563,000 units at a price of $0.60 per unit for cash proceeds of $907,760, net of commissions of $30,040. The Company also paid a finders' fee of $64,380 through the issuance of 107,300 common shares. Each unit comprised one common share of the Company and one non-transferable share purchase warrant. Each warrant entitles the holders to purchase an additional common share of the Company, at a price of $0.75 per share on or before September 15, 2001. A company controlled by the President of the Company subscribed for 172,400 units of the private placement. During the year ended December 31, 2000, 5,000 warrants were exercised for proceeds of $3,750. During the year ended December 31, 2001, the Company received regulatory approval to extend the warrants from September 15, 2001 to September 15, 2004. The warrants remained outstanding at December 31, 2001.

(d) The Company grants share options in accordance with the policies of the CDNX. Under the general guidelines of the CDNX, the Company may reserve up to 10% of its issued and outstanding shares for directors and employees to purchase shares of the Company. The maximum term of any option will be five years. The exercise price of an option is not less than the greater of: i) closing price on the CDNX on the last day of trading preceding the grant date less a specified discount; and ii) $0.10.

Details of options outstanding are as follows:

(i) Year ended December 31, 2001:

Year Granted	Price per Share $	Outstanding at December 31, 2000	Number of Options Granted	Number of Options Cancelled	Outstanding and Exercisable at December 31, 2001	Expiry Date
1998	0.40	408,000	-	(408,000)	-	2001
1999	0.50	166,000	-	(166,000)	-	2002
1999	0.51	150,000	-	(150,000)	-	2002
1999	0.71	250,000	-	(250,000)	-	2002
2000	0.65	250,000	-	(250,000)	-	2003
2001	0.40	-	1,635,500	-	1,635,500	2006
		1,224,000	1,635,500	(1,224,000)	1,635,500	

(Expressed in Canadian Dollars)

4. **SHARE CAPITAL** (continued)

(ii) Year ended December 31, 2000:

Year Granted	Price per Share $	Outstanding at December 31, 1999	Number of Options Granted	Number of Options Exercised	Outstanding and Exercisable at December 31, 2000	Expiry Date
1998	0.40	430,500	-	(22,500)	408,000	2001
1999	0.50	166,000	-	-	166,000	2002
1999	0.51	150,000	-	-	150,000	2002
1999	0.71	250,000	-	-	250,000	2002
2000	0.65	-	250,000	-	250,000	2003
		996,500	250,000	(22,500)	1,224,000	

(iii) Year ended December 31, 1999:

Year Granted	Price per Share $	Outstanding at December 31, 1998	Number of Options Granted	Number of Options Exercised	Outstanding and Exercisable at December 31, 1999	Expiry Date
1998	0.40	457,000	-	(26,500)	430,500	2001
1999	0.50	-	166,000	-	166,000	2002
1999	0.51	-	150,000	-	150,000	2002
1999	0.71	-	250,000	-	250,000	2002
		457,000	566,000	(26,500)	996,500	

(e) As at December 31, 2001, the Company had outstanding warrants issued pursuant to private placements, which may be exercised to purchase 6,588,967 shares.

Details of warrants outstanding are as follows:

(i) Year ended December 31, 2001:

Year Issued	Price per Share $	Outstanding at December 31, 2000	Number of Warrants Issued	Number of Warrants Exercised	Outstanding and Exercisable at December 31, 2001	Expiry Date
1999	0.75	1,558,000	-	-	1,558,000	2004
2000	0.75	637,000	-	-	637,000	2005
2000	0.90	1,397,167	-	-	1,397,167	2005
2001	0.40	-	1,500,000	-	1,500,000	2002
2001	0.35	-	259,000	-	259,000	2002
2001	0.45	-	1,031,500	-	1,031,500	2002
2001	0.45	-	206,300	-	206,300	2002
		3,592,167	2,996,800	-	6,588,967	

(Expressed in Canadian Dollars)

4. SHARE CAPITAL (continued)

(ii) Year ended December 31, 2000:

Year Issued	Price per Share $	Outstanding at December 31, 1999	Number of Warrants Issued	Number of Warrants Expired	Number of Warrants Exercised	Outstanding and Exercisable at December 31, 2000	Expiry Date
1998	1.84	535,215	-	(535,215)	-	-	2000
1998	1.04	110,804	-	(110,804)	-	-	2000
1999	1.50	1,500,000	-	-	(1,500,000)	-	2000
1999	0.75	1,563,000	-	-	(5,000)	1,558,000	2004
2000	0.75	-	637,000	-	-	637,000	2005
2000	0.90	-	1,397,167	-	-	1,397,167	2005
		3,709,019	2,034,167	(646,019)	(1,505,000)	3,592,167	

(iii) Year ended December 31, 1999:

Year Issued	Price per Share $	Outstanding at December 31, 1998	Number of Warrants Issued	Number of Warrants Exercised	Outstanding and Exercisable at December 31, 1999	Expiry Date
1998	1.84	535,215	-	-	535,215	2000
1998	1.04	110,804	-	-	110,804	2000
1999	1.50	-	1,500,000	-	1,500,000	2000
1999	0.75	-	1,563,000	-	1,563,000	2004
		646,019	3,063,000	-	3,709,019	

5. LAWSUIT

During the year ended December 31, 2000, an action was brought against the Company and its President alleging improprieties in the investment of the plaintiffs' monies in acquiring securities of the Company. The plaintiffs were seeking damages and legal costs of which the Company's share was not determinable. During the year ended December 31, 2001, this action was dismissed.

(Expressed in Canadian Dollars)

6. RELATED PARTY TRANSACTIONS

(a) During the year ended December 31, 2001, the Company paid $157,825 (2000 - $218,451; 1999 - $240,874) to companies controlled by current and former directors and officers of the Company, for accounting, management, and consulting services provided.

(b) The Company has agreements with a company owned by the President of the Company and his wife for the rental of office premises. The Company is currently required to make monthly rent payments of $5,077. These amounts are comparable to market rates.

During the year ended December 31, 2001, the Company paid $60,924 (2000 - $53,745; 1999 - $48,182) for rent to the affiliated company. During the year ended December 31, 1999, the Company incurred $12,366 for leasehold improvements carried out on the office premises.

(c) As at December 31, 2000, $65,717 (1999 - $65,717) remained outstanding on advances to IMPSA previously made by a company controlled by the President of the Company. During the year ended December 31, 2001, the Company repaid these advances.

(d) During the year ended December 31, 2001, the Company had recorded $45,381 (2000 - $43,791) of costs charged by a company controlled by the President of the Company for expenditures and disbursements incurred on behalf of the Company. As at December 31, 2001, $17,683 (2000 - $14,461) remains unpaid and has been included in accounts payable and accrued liabilities.

(e) Other related party transactions are disclosed elsewhere in these consolidated financial statements.

(Expressed in Canadian Dollars)

7. INCOME TAXES

Effective January 1, 2000, the Company adopted CICA 3465 Accounting for Income Taxes. This new accounting standard, which required adoption on a retroactive basis, had no impact on these financial statements.

The recovery of income taxes shown in the consolidated statements of operations and deficit differs from the amounts obtained by applying statutory rates to the loss before provision for income taxes due to the following:

	2001 $	2000 $	1999 $
Statutory tax rate	44.62%	45.62%	45.62%
Provision for income taxes based on statutory Canadian combined federal and provincial income tax rates	(393,493)	(918,075)	(796,414)
Differences in foreign tax rates	179,918	239,306	142,918
Losses for which an income tax benefit has not been recognized	213,575	678,769	653,496
	-	-	-

The significant components of the Company's future tax liability are as follows:

	2001 $
Future income tax assets	
Financing costs	89,063
Operating loss carryforward	2,782,412
Excess of tax values of mineral properties and property, plant and equipment over book value	428,648
	3,300,123
Valuation allowance for future tax assets	(3,300,123)
	-

(Expressed in Canadian Dollars)

7. INCOME TAXES (continued)

The Company has Canadian non-capital loss carryforwards of $7,022,747 that may be available for tax purposes. The losses expire as follows:

Expiry Date	$
2002	62,453
2003	1,131,427
2004	1,245,004
2005	1,226,602
2006	1,255,915
2007	1,277,771
2008	823,575
	7,022,747

8. SEGMENTED INFORMATION

The Company's principal activities are the exploration of mineral properties in Argentina and Peru. Management reviews the financial results according to expenditures by property.

Segment assets by geographical location are as follows:

	2001			
	Canada $	Argentina $	Peru $	Total $
Property, plant and equipment	45,376	5,817	5,895	57,088
Mineral properties and related deferred costs	-	2,777,458	1,803,714	4,581,172
	45,376	2,783,275	1,809,609	4,638,260

	2000			
	Canada $	Argentina $	Peru $	Total $
Property, plant and equipment	60,974	5,817	6,942	73,733
Mineral properties and related deferred costs	-	2,240,829	1,041,049	3,281,878
	60,974	2,246,646	1,047,991	3,355,611

(Expressed in Canadian Dollars)

9. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ in certain material respects from United States generally accepted accounting principles ("US GAAP").

The significant measurement differences between Canadian GAAP and US GAAP for certain items on the consolidated balance sheets, statements of operations and deficit and statements of cash flows are as follows:

	2001 $	2000 $	1999 $
Consolidated statements of operations			
Loss for the year under Canadian GAAP	(881,875)	(2.024,440)	(1,745,757)
Mineral property and deferred exploration costs for the year (i)	(1,320,777)	(1,989,049)	(785,500)
Mineral property and deferred exploration costs acquired from acquisition of IMPSA (i)	-	-	(681,844)
Mineral property and deferred exploration costs written off during the year which would have been expensed in the year incurred (i)	21,483	789,953	98,628
Available-for-sale securities written down in current year for Canadian GAAP (ii)	22,483	178,777	416,655
Loss for the year under US GAAP before comprehensive income adjustments (iv)	(2,158,686)	(3,044,759)	(2,697,818)
Unrealized gains on available-for-sale securities (ii)	-	-	(82,245)
Available-for-sale securities written down in current year (ii)	(22,483)	(178,777)	(416,655)
Comprehensive loss (iv)	(2,181,169)	(3,223,536)	(3,196,718)
Loss per share under US GAAP before comprehensive income adjustments (iv)	(0.14)	(0.26)	(0.36)
Diluted loss per share under US GAAP before comprehensive income adjustments	(0.14)	(0.26)	(0.36)

	2001 $	2000 $
Shareholders' Equity		
Balance per Canadian GAAP	5,371,658	4,790,277
Mineral property and deferred exploration costs expensed (i)	(4,581,172)	(3,281,878)
Balance per US GAAP	790,486	1,508,399

(Expressed in Canadian Dollars)

9. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

	2001 $	2000 $
Mineral properties and related deferred costs		
Balance per Canadian GAAP	4,581,172	3,281,878
Mineral property and exploration costs expensed per US GAAP (i)	(4,581,172)	(3,281,878)
Balance per US GAAP	-	-

	2001 $	2000 $	1999 $
Consolidated statements of cash flows			
Operating activities			
Cash used per Canadian GAAP	(898,405)	(987,257)	(1,566,732)
Mineral property and exploration expenditures (i)	(1,320,777)	(1,989,049)	(785,500)
Mineral property and exploration expenditures - IMPSA	-	-	(650,000)
Cash used per US GAAP	(2,219,182)	(2,976,306)	(3,002,232)
Investing activities			
Cash used per Canadian GAAP	(1,311,823)	(2,004,370)	(372,926)
Mineral property and exploration expenditures (i)	1,320,777	1,989,049	785,500
Mineral property and exploration expenditures - IMPSA	-	-	650,000
Cash provided (used) per US GAAP	8,954	(15,321)	1,062,574
Financing activities			
Cash provided per Canadian GAAP and US GAAP	1,463,256	3,380,056	2,552,699

i) Mineral property and exploration expenditures

Mineral property exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2. The Company has determined for US GAAP purposes to expense the acquisition and exploration costs relating to unproven mineral properties as incurred. When proven and probable reserves are determined for a property, subsequent exploration and development costs of the property are capitalized. The capitalized costs of such properties would then be measured, on a periodic basis, to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral properties would be written down to net recoverable value on a discounted cash flow basis.

(Expressed in Canadian Dollars)

9. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

ii) Investments

Under US GAAP, investments are classified with respect to holding period, as determined by management, as either held-to-maturity debt securities, trading securities, or available-for-sale investments.

The Company has no material held-to-maturity debt securities and its trading securities consist of short-term interest bearing deposits with fair values equivalent to carrying values.

Available-for-sale investments are included in the consolidated financial statements as marketable securities and carried at the lower of cost and market value for Canadian GAAP purposes. Such investments are not held principally for the purpose of selling in the near term and, for US GAAP purposes, must have holding gains and losses reported as a separate component of shareholders' equity until realized.

iii) Stock options

For financial statement purposes, the Company accounts for stock options granted according to the requirements of Canadian GAAP, and those requirements are similar to the accounting prescribed in Accounting Principles Board Opinion No. 25 ("APB 25"). Under APB 25, because the exercise of the Company's employee stock options is equal to the market price of the underlying stock on the date of the grant, no compensation expense is recognized.

iv) Comprehensive income

US GAAP requires disclosure of comprehensive income (loss) which is intended to reflect all other changes in equity except those resulting from contributions by and contributions to owners.

v) New Accounting Standards

US GAAP

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. These new standards eliminate pooling as method of accounting for business combinations, and feature new accounting rules for goodwill and intangible assets. The Company does not foresee any impact on a cumulative effect of an accounting change or on the carrying values of assets and liabilities recorded in the consolidated balance sheet upon adoption. SFAS No. 141 is effective for business combinations initiated from July 1, 2001. SFAS No. 142 will be adopted on January 1, 2002.

(Expressed in Canadian Dollars)

9. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Also issued in June 2001 was SFAS No. 143, Accounting for Asset Retirement Obligations. This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company is analyzing the impact of SFAS No. 143 and will adopt the standard on January 1, 2003.

In August 2001 the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long -lived Assets. This statement addresses accounting for discontinued operations and the impairment or disposal of long-lived assets. The Company is analyzing the impact of SFAS No. 144 and will adopt the standard on January 1, 2002.

Canadian GAAP

In November 2001 the Accounting Standards Board of the Canadian Institute of Chartered Accountants issued new Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. This section establishes standards for recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments and sets out a fair value based method of accounting which is required for certain, but not all, stock-based transactions. The Company is analyzing the impact of Section 3870 and will adopt the section on January 1, 2002.

10. SUPPLEMENTAL CASH FLOW INFORMATION

The Company conducted non-cash investing and financing activities as follows:

	2001 $	2000 $	1999 $
Non-cash financing activities			
Finder's fees payable	-	-	64,380
Shares issued for payment of finder's fees	-	-	(64,380)
	-	-	-

(Expressed in Canadian Dollars)

11. SUBSEQUENT EVENTS

Subsequent to December 31, 2001, the Company:

(i) completed a brokered private placement for 637,000 units at a price of $0.38 for cash proceeds of $222,695, net of share issue costs of $19,365. Each unit consisted of one common share of the Company and one non-transferable common share purchase warrant. Two warrants will entitle the holder to purchase one common share for the exercise price of $0.45 on or before February 4, 2003. In addition, agent's warrants were issued to purchase 63,700 common shares for the exercise price of $0.45 on or before February 4, 2003; and

(ii) completed a short-form offering of 1,777,778 units at a price of $0.45 per unit for cash proceeds of $720,149, net of share issue costs of $79,851. Each unit consisted of one common share of the Company and one non-transferable share purchase warrant. Two warrants will entitle the holder to purchase an additional common share of the Company at a price of $0.45 per share on or before July 9, 2002 and $0.54 per share on or before April 9, 2003. In addition, the Company issued 11,111 shares to the agents, at an ascribed amount of $0.45 per share. The agents also received agent's warrants to purchase 355,556 common shares for the exercise price of $0.45 per share on or before July 9, 2002 and $0.54 per share on or before April 9, 2003.

BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:

Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:

Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.

4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
IMA Exploration Inc.	Dec. 31, 2001	02/05/13

ISSUER ADDRESS				
#709 - 837 West Hastings Street				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6C 3N6	(604) 687-1858	(604) 687-1828

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Mr. William Lee	Director	(604) 687-1828

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
info@imaexploration.com	www.imaexploration.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
"Joseph Grosso"	Joseph Grosso	02/05/13
"William Lee"	William Lee	02/05/13

IMA EXPLORATION INC.
QUARTERLY REPORT
FOR THE YEAR ENDED DECEMBER 31, 2001

Please see accompanying audited consolidated financial statements for the year ended December 31, 2001.

IMA EXPLORATION INC.

QUARTERLY REPORT

FOR THE YEAR ENDED DECEMBER 31, 2001

1.(a) ANALYSIS OF GENERAL AND ADMINISTRATIVE EXPENSES

	2001 $
Administrative and management services	219,891
Amortization and depreciation	24,657
Bank charges and interest	7,464
Corporate development and investor relations	88,198
Office and sundry	37,875
Printing	12,133
Professional fees	105,052
Rent, parking and storage	68,522
Salaries and employee benefits	193,544
Telephone and utilities	25,138
Transfer agent and regulatory fees	15,596
Travel and accommodation	37,740
	835,810

1.(b) MINERAL PROPERTIES AND RELATED DEFERRED COSTS

December 31, 2001

	Argentina			Peru	
	Valle de Cura	Gualcamayo	Other	Rio Tabaconas	Total
Balance, beginning of year	2,087,179	33,981	119,669	1,041,049	3,281,878
Expenditures during the year					
Assays	18,194	-	-	51,843	70,037
Drilling	-	-	-	200,367	200,367
Environmental	1,078	-	-	-	1,078
Field supplies	1,749	-	-	42,202	43,951
Field workers	-	-	-	33,553	33,553
Geochemistry	16,970	-	-	-	16,970
Geological	61,387	16,877	106,162	160,205	344,631
Maps and logs	-	-	-	24,789	24,789
Other	66,168	-	-	57,124	123,292
Project management	19,984	-	-	25,339	45,323
Property payments	205,305	11,617	-	116,977	333,899
Travel	10,888	-	-	25,466	36,354
Vehicles	21,733	-	-	24,800	46,533
	423,456	28,494	106,162	762,665	1,320,777
	2,510,635	62,475	225,831	1,803,714	4,602,655
Less: Write-off of mineral properties and related deferred costs	(21,483)	-	-	-	(21,483)
Balance, end of year	2,489,152	62,475	225,831	1,803,714	4,581,172

IMA EXPLORATION INC.

QUARTERLY REPORT

FOR THE YEAR ENDED DECEMBER 31, 2001

1.(c) GENERAL EXPLORATION EXPENSES

	2001 $
Accounting	8,055
Assays	1,856
Bank fees	1,282
Field supplies	338
Geological	43,455
Legal	17,305
Maps and logs	5,285
Other	8,596
Professional fees	774
Property payments	12,456
Repairs and maintenance	3,099
Telephone	5,847
Travel	1,069
Vehicles	458
	109,875

2.(a) RELATED PARTY TRANSACTIONS

During the year ended December 31, 2001, the Company:

(i) paid $157,825 to companies controlled by certain directors and officers of the Company, for management and consulting services provided;

(ii) paid $60,924 for rent to an affiliated company;

(iii) repaid $65,717 of advances previously made by a company controlled by the President of the Company; and

(iv) recorded $45,381 of costs charged by an affiliated company for expenditures and disbursements incurred on behalf of the Company. At December 31, 2001 $17,683 remains unpaid and has been included in accounts payable and accrued liabilities.

IMA EXPLORATION INC.

QUARTERLY REPORT

FOR THE YEAR ENDED DECEMBER 31, 2001

3.(a) SECURITIES ISSUED DURING THE YEAR ENDED DECEMBER 31, 2001

Date of Issue	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration	Commission
Jul.03/01	Common	Private Placement	3,000,000	$0.26	$780,000	Cash	$33,750
Dec.18/01	Common	Private Placement	2,063,000	$0.38	$783,940	Cash	$66,394

3.(b) OPTIONS GRANTED DURING THE YEAR ENDED DECEMBER 31, 2001

Date Granted	Number of Shares	Type of Option	Name	Exercise Price $	Expiry Date
Jul.19/01	27,500	Employee	Chase Management Ltd.	$0.40	Jul.19/06
Jul.19/01	12,500	Employee	Nick DeMare	$0.40	Jul.19/06
Jul.19/01	5,000	Employee	Armando Sanchez	$0.40	Jul.19/06
Jul.19/01	6,250	Employee	Betty L. Moody	$0.40	Jul.19/06
Jul.19/01	2,500	Employee	Arabella Smith	$0.40	Jul.19/06
Jul.19/01	4,400	Employee	Harvey Lim	$0.40	Jul.19/06
Jul.19/01	11,250	Employee	Manuel Briones	$0.40	Jul.19/06
Jul.19/01	50,000	Director	Robert Brown	$0.40	Jul.19/06
Jul.19/01	50,000	Employee	Miguel Saldana	$0.40	Jul.19/06
Jul.19/01	100,000	Director	William Lee	$0.40	Jul.19/06
Jul.19/01	200,000	Director	Gerald G. Carlson	$0.40	Jul.19/06
Jul.19/01	135,000	Director	Sean D. Hurd	$0.40	Jul.19/06
Jul.19/01	25,000	Employee	Robert Welcker	$0.40	Jul.19/06
Jul.19/01	78,500	Employee	Juan Carlos Berretta	$0.40	Jul.19/06
Jul.19/01	10,000	Employee	Pino Storelli	$0.40	Jul.19/06
Jul.19/01	100,000	Employee	Lindsay Bottomer	$0.40	Jul.19/06
Jul.19/01	137,500	Employee	Nikolaos Cacos	$0.40	Jul.19/06
Jul.19/01	300,000	Director	Joseph Grosso	$0.40	Jul.19/06
Jul.19/01	75,000	Employee	Evelyn Grosso	$0.40	Jul.19/06
Jul.19/01	180,000	Employee	Isabel Chiarantano	$0.40	Jul.19/06
Jul.19/01	125,100	Employee	Marianna De Simone	$0.40	Jul.19/06

4.(a) AUTHORIZED AND ISSUED SHARE CAPITAL AS AT DECEMBER 31, 2001

Class	Par Value	Authorized Number	Issued Number	Issued Amount
Common	WPV	99,708,334	18,592,219	$18,090,497

IMA EXPLORATION INC.

QUARTERLY REPORT

FOR THE YEAR ENDED DECEMBER 31, 2001

4.(b) OPTIONS AND WARRANTS OUTSTANDING AS AT DECEMBER 31, 2001

Security	Number	Exercise Price $	Expiry Date
Options	1,635,500	0.40	Jul. 19/06
Warrants	1,558,000	0.75	Sept. 15/04
Warrants	637,000	0.75	Apr. 19/05
Warrants	1,397,167	0.90	Mar. 16/05
Warrants	1,500,000	0.40	Jul. 03/02
Warrants	259,000	0.35	Jul. 03/02
Warrants	1,031,500	0.45	Dec. 18/02
Warrants	206,300	0.45	Dec. 18/02
	6,588,967		

4.(c) SHARES IN ESCROW OR SUBJECT TO POOLING AS AT DECEMBER 31, 2001

There were no shares subject to escrow or pooling as at December 31, 2001.

5.(a) LIST OF DIRECTORS AND OFFICERS AS AT DECEMBER 31, 2001

Directors:
- Gerald Carlson
- Joseph Grosso
- William Lee
- Sean Hurd
- Robert Brown

Officers:
- Gerald Carlson (Chairman)
- Joseph Grosso (President & Chief Executive Officer)
- William Lee (Chief Financial Officer)
- Nikolaos Cacos (Secretary)

IMA EXPLORATION INC.

QUARTERLY REPORT

FOR THE QUARTER ENDED DECEMBER 31, 2001

MANAGEMENT DISCUSSION & ANALYSIS

Year Ended December 31, 2001 Compared to Year Ended December 31,2000

Financial Review

The Company reported a consolidated loss of $881,875 ($0.06 per share) in 2001, an decrease of $1,142,565 from the loss of $2,024,440 ($0.17 per share) in 2000. The decrease in the loss experienced by the Company in 2001, compared to 2000, was due to an decrease in operating expenditures of $257,840 and non-operating cost of $884,725.

During the year 2001, the Company focused its main exploration activities on the Rio Tabaconas properties (formerly known as Tamborapa properties) in Peru. The exploration activities consisted of a pre drill program during July, followed by a Phase One, 1,600 meter (30 hole) diamond drill program in September. As a result of the exploration program completed during the year, management has determined to continue advancing the project as soon as possible. In Argentina, further exploration on the Potrerillos and Rio de las Taguas properties is on hold pending improved gold prices and a resumption of exploration and development activities at the nearby Pascua-Lama and Veladero deposits by Barrick. However, the Company has continued a small exploration program in the Patagonia region by staking a total of 7,650.3 ha (10,377 acres) and plans a further surface reconnaissance program for 2002. The emphasis from Argentina to Peru has caused the Company to reduce the amount of activities in corporate development and investor relations and financing.

As a result the following expenses decreased in 2001 as compared to 2000: (i) Amortization and depreciation - $7,229 as a result of less additions to capital assets; (ii) Corporate development and investor relations - $90,884 as a result of a one time media promotion , $42,340 paid in the previous year and $7,300 due to attending less conferences , $4,000 for less new release dissemination and $37,244 to reflect a reduction in investor relations staff cost; (iii) General exploration – $27,273 as a result of less general exploration work; (iv) Office and sundry - $ 3,095; (v) Printing - $9,812; (vi) Professional fees -$ 135,808 of which $36,964 related to services provided in Argentina and $80,000 for a one time cost paid in the previous year and $13,971 due to less legal fees; (vii) Telephone and utilities - $9,667 as a result of less investor relations work; (viii) Travel and accommodation - $6,798.

The following expenses increased during the year 2001 as compared to 2000: (i) Administration and management services - $1,440 ; (ii) Bank charges and interest - $ 386; (iii) Rent, parking and storage - $4,301 which reflects a full year as compared to a partial year for the additional office space; (iv) Salaries and employee benefits - $ 25,801 which reflects the cost of a full time administrative assistant and a full year for actual remuneration and applicable taxes which had been cut back in the prior year; (v) Transfer agent and regulatory fees - $ 798.

During 2001 the Company wrote off $21,483 of mineral claims and deferred cost as compared to $789,953 in 2000. The mineral claims were 100 % owned by the Company..Interest and miscellaneous income reported for 2001 was $97,280 a decrease of $59,585 from $156,865 reported in 2000 as a result of lower interest rates paid on less funds on deposit and less overhead charge for the exploration expenditures on the Valle del Cura property allowed under the Barrick agreement.

IMA EXPLORATION INC.

QUARTERLY REPORT

FOR THE QUARTER ENDED DECEMBER 31, 2001

MANAGEMENT DISCUSSION & ANALYSIS (continued)

During 2001, the Company disposed of 100,000 Viceroy common shares for cash proceeds of $16,966, reporting a loss of $6,534 as compared to a loss of Nil reported in 2000. A provision for marketable securities for 2001 of $22,483 was made as compared to $178,777 reported in 2000 due to less shares held at year end and a stable market condition.

The Company's total assets increased from $4,979,696 at December 31, 2000 to $5,487,374 at December 31, 2001. The increase is attributed to the equity financing conducted by the Company through two private placements issuing 5,063,000 common shares for proceeds of $1,563,940 with a net commission of $100,684.

As at December 31, 2001, the Company had working capital of $733,398 and considers that it has adequate resources to maintain its ongoing operations but currently does not have sufficient working capital to fund all of its planned exploration work and property commitments. The Company will continue to rely on successfully completing additional equity financing and/or conducting joint venture arrangements to further exploration on its properties. There can be no assurance that the Company will be successful in obtaining the required financing or negotiating joint venture agreements. The failure to obtain such financing or joint venture agreements could result in the loss of or substantial dilution of the Company's interest in its properties.

The Company's management may elect to acquire new projects, at which time the Company may require additional equity financing to fund overhead and maintain its interests in current projects, or may decide to relinquish certain of its properties. These decisions will be based on the results of ongoing exploration programs and the response of equity markets to the Company's projects and business plan.

Properties

Visible Gold Discovered on Rio Tabaconas Property in Northern Peru

On September 6 2001, IMA announced the commencement of a 1,500 diamond drill program on its Rio Tabaconas property in Northwestern Peru. The drill program focused on the 600x200 meter Tablon Zone where 122 rock chip samples averaged 5.6 grams per tonne (g/t) gold (up to 147 g/t), and 62 soil samples averaged 1.18 g/t gold (up to 18 g/t). Highlights from this program include:

- **18.0 g/t gold over 16.4 meters** (estimated true width of 7 meters), including 118 g/t (3.445 oz/ton) over 2.15 meters containing visible gold in RT-29
- **8.8 g/t gold over 25.42 meters** (estimated true width of 11.5 meters), including 19.8 g/t over 2.90 meters and 12.6 g/t over 7.62 meters in RT-13
- **5.3 g/t gold over 17.09 meters** (estimated true width of 11.3 meters), including 14.2 g/t gold over 2.66 meters in RT-11
- **13.0 g/t gold over 3.10 meters** (estimated true width of 2.7 meters), including 33.3 g/t gold over 1.00 meters in RT-25

IMA EXPLORATION INC.

QUARTERLY REPORT

FOR THE QUARTER ENDED DECEMBER 31, 2001

MANAGEMENT DISCUSSION & ANALYSIS (continued)

Results from the Phase I drill program have confirmed that the mineralized system at Tablon hosts high to bonanza gold grades at depth and has identified the controls to mineralization in the immediate area. Gold mineralization occurs for over 2 km to the southeast of Tablon, several hundred meters to the north, is open to the south, and has been indicated by soil geochemistry and alteration from Tablon along Quebrada de Oro towards Cerro Las Minas to the southwest.

The Cerro Las Minas target is a circular area in excess of one kilometer diameter with strong silicification, sericitization, and gold anomalies in soils and stream sediments hosted in Tertiary volcanics. Within this area of alteration four zones of outcrop and old workings have been identified (see attached map). Three of these are siliceous, diatreme-like breccias and all show evidence of previous mining of high grade structures, including adits and shafts, indicating a strong potential at depth using modern exploration and mining techniques.

The recently discovered Minas South Zone contains a series of quartz-sulphide veins in old workings; the extent of these veins has yet to be delineated. Initial sampling of remnant veins yielded up to **38.3 g/t gold over 0.5 meters, 21.1 g/t gold over 0.8 meters;** altered wallrock adjacent to the veins yielded up to **6.4 g/t gold over 1.2 meters** .

The Company is planning a Phase II drill program in 2002 to test the Tablon fault along strike. The primary focus of this program will be a series of targets along the structure, including *Tablo*n, *Tablon West* and an area immediately northeast of *Tablo*n, called *Quebrada de Or*o. The program will then examine the southwest extension of the Tablon fault, through Sphalerite Creek towards Magnetite Creek. This is a largely overburden covered area with newly discovered gold mineralization in adits and a multi-element soil anomaly.

A surface program proposed for the Cerro Las Minas target, including detailed prospecting and mapping prior to drilling, will focus on bulk tonnage gold targets within this large and well mineralized area. Where possible old workings will be rehabilitated and soil anomalies trenched. Both magnetometer and IP/Resistivity surveys will be run over the target area to assist in delineating drill targets.

Field work and sampling on the Tabaconas property was conducted under the supervision of George Sivertz, P.Geo. Assaying and geochemical analysis were completed by Bondar Clegg.

The Company holds an option to acquire 100% interest in Rio Tabaconas, a 90 square kilometer property, located in northern Peru within a world renowned metallogenic belt hosting numerous major discoveries.

Barrick Option Agreement

IMA and Barrick Gold Corporation have agreed to extend the Selection Notice Period in the Exploration and Option Agreement dated August 17, 1999 by one year from November 30, 2001 to November 30, 2002. By that time, Barrick can select if it will continue with an option to earn an interest in either the Potrerillos or the Rio de las Taguas property.

IMA EXPLORATION INC.

QUARTERLY REPORT

FOR THE QUARTER ENDED DECEMBER 31, 2001

MANAGEMENT DISCUSSION & ANALYSIS (continued)

Both properties have confirmed drill targets and are located in close proximity to Barrick's Pascua and Veladero gold discoveries, a world class gold mining district containing over 38 million ounces of gold and 780 million ounces of silver.

Chubut Properties

Late in 2001, IMA announced that following a fourteen month regional study in the Patagonia region of southern Argentina, the Company has secured the first two of several new gold-silver properties under review in Chubut province. The new properties, ***Las Bayas*** (3,450 ha / 7,590 acres) and ***Laguna de Los Toros*** (4,200 ha / 9,240 acres) are accessible year round via national highways at an altitude of 800 to 1,000 meters. The properties are located 150 km to the south of Brancote Holdings PLC's newly discovered Esquel deposit (3.8 million oz. gold and 6.9 million oz. silver).

In early 2002 IMA will carry out follow-up programs to delineate drill targets on the newly acquired properties and continue to evaluate several others currently under review, which may lead to other imminent acquisitions in this important mineralized region.

Investor Relations

The Company did not engage any investor relations firms during the year ended December 31, 2001. Activities during the period consisted of investor mailings and shareholders communications by Company personnel.

IMA EXPLORATION INC.

(the "Company")

INSTRUMENT OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT

THE UNDERSIGNED, A REGISTERED SHAREHOLDER OF THE COMPANY HEREBY APPOINTS JOSEPH GROSSO OR FAILING HIM, WILLIAM LEE OR FAILING HIM, SEAN HURD OR INSTEAD OF ANY OF THE FOREGOING ______________________ OR FAILING HIM, ______________________ (HEREINAFTER CALLED THE "NOMINEE") AS PROXY OF THE UNDERSIGNED, WITH FULL POWER OF SUBSTITUTION, TO ATTEND, ACT AND VOTE IN RESPECT OF ALL SHARES REGISTERED IN THE NAME OF THE UNDERSIGNED AT THE ANNUAL GENERAL MEETING (THE "MEETING") OF THE MEMBERS OF THE COMPANY TO BE HELD IN VANCOUVER, BRITISH COLUMBIA ON THURSDAY, THE 20th DAY OF JUNE, 2002 AT THE HOUR OF 10:00 O'CLOCK IN THE FORENOON (VANCOUVER TIME), AND AT ANY AND ALL ADJOURNMENTS THEREOF. WITHOUT LIMITING THE GENERAL POWERS HEREBY CONFERRED, THE SAID PROXY IS DIRECTED, IN RESPECT OF THE FOLLOWING MATTERS TO GIVE EFFECT TO THE FOLLOWING CHOICES, AS INDICATED BY CHECK MARKS OR X'S:

1. To determine the number of directors of the Company at six.

   VOTE FOR ____ VOTE AGAINST ____

2. To elect each of the following persons as a director of the Company for the ensuing year:

JOSEPH GROSSO	VOTE FOR	____	WITHHOLD VOTE	____
GERALD CARLSON	VOTE FOR	____	WITHHOLD VOTE	____
WILLIAM LEE	VOTE FOR	____	WITHHOLD VOTE	____
ROBERT BROWN	VOTE FOR	____	WITHHOLD VOTE	____
SEAN HURD	VOTE FOR	____	WITHHOLD VOTE	____
NIKOLAOS CACOS	VOTE FOR	____	WITHHOLD VOTE	____

3. To appoint PricewaterhouseCoopers LLP as auditors and to authorize the Directors to fix their remuneration.

   VOTE FOR ____ WITHHOLD VOTE ____

4. To pass an ordinary resolution to grant authority to the Directors to amend existing stock options, and to grant additional stock options to Insiders and amend any such stock options, so long as such options and amendments are in compliance with the guidelines prescribed by the TSX Venture Exchange in effect at the time of grant or amendment;

   VOTE FOR ____ VOTE AGAINST ____

This Proxy confers discretionary authority upon the persons named herein as proxies to vote hereunder with respect, firstly, to the above matters where no choice is or where both choices are specified, **[IN WHICH CASE THE SHARES FOR WHICH THIS PROXY IS GIVEN WILL BE VOTED "FOR" ON ALL SUCH MATTERS]**, and, secondly, to amendments or variations to matters identified in the Notice of Meeting and other matters which may properly come before the Meeting.

The undersigned hereby acknowledges receipt of the Company's Quarterly Report for its fourth fiscal quarter (which contains the Report of Directors and the Company's audited consolidated financial statements for the fiscal period ended December 31, 2001), the Notice of Annual General Meeting of Members, the accompanying Information Circular dated as of May 15, 2002 and the Notes thereto, and the Annual Return Card Form, and the undersigned hereby revokes any instrument of proxy given prior to this Proxy with reference to the Meeting or any adjournment thereof.

NOTES:

A. THE SIGNATURE BELOW MUST CONFORM TO THE NAME OF THE MEMBER(S) AS REGISTERED. TO BE VALID, A PROXY MUST BE DATED AND SIGNED BY THE MEMBER(S) OR HIS ATTORNEY AUTHORIZED IN WRITING. EXECUTORS, ADMINISTRATORS, TRUSTEES OR OTHER PERSONAL REPRESENTATIVES SIGNING ON BEHALF OF A REGISTERED MEMBER(S) SHOULD SO INDICATE WHEN SIGNING. WHERE SHARES ARE HELD JOINTLY, EITHER OWNER MAY SIGN. WHERE THE SHARES ARE HELD BY A COMPANY, A DULY AUTHORIZED OFFICER OR ATTORNEY OF THE COMPANY MUST SIGN. IF THE PROXY IS EXECUTED BY THE PERSONAL REPRESENTATIVE FOR AN INDIVIDUAL MEMBER(S) OR BY AN OFFICER OR ATTORNEY OF A CORPORATE MEMBER(S), NOT UNDER ITS CORPORATE SEAL, THE INSTRUMENT EMPOWERING THE PERSONAL REPRESENTATIVE, OFFICER OR ATTORNEY, AS THE CASE MAY BE, OR A NOTARIAL CERTIFIED COPY THEREOF, MUST ACCOMPANY THE PROXY.

B. A PROXY TO BE EFFECTIVE, MUST BE DEPOSITED AT THE OFFICE OF THE COMPANY'S REGISTRAR AND TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, OF 510 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3B9, NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME FOR HOLDING THE MEETING OR ANY ADJOURNMENT THEREOF OR DELIVERED TO THE CHAIRMAN OF THE MEETING PRIOR TO THE COMMENCEMENT OF THE MEETING.

C. REFERENCE IS SPECIFICALLY MADE TO THE ACCOMPANYING INFORMATION CIRCULAR FOR FURTHER INFORMATION AND INSTRUCTIONS.

D. IF THE DATE IS NOT COMPLETED IN THE SPACE PROVIDED, THIS PROXY SHALL BE DEEMED TO BEAR THE DATE ON WHICH IT WAS MAILED TO THE MEMBER(S).

DATED this ______ day of ____________, 2002. (PLEASE INSERT DATE OF EXECUTION)

____

Signature of Member

____

Name of Member (please print)

____

Address of Member

____

City/Province

____

Number of Shares Held

ANNUAL RETURN CARD FORM

(REQUEST FOR INTERIM FINANCIAL STATEMENTS)

TO: REGISTERED AND NON-REGISTERED SHAREHOLDERS OF IMA EXPLORATION INC. (the "Company")

National Policy Statement No. 41/Shareholder Communication provides shareholders with the opportunity to elect annually to have their name added to an issuer's **SUPPLEMENTAL MAILING LIST** in order to receive interim financial statements of the Company. If you are interested in receiving such statements or other selective shareholder communications, please complete, sign and mail this form to:

IMA Exploration Inc.
c/o Chase Management Ltd.
#1305 - 1090 West Georgia Street
Vancouver, BC, V6E 3V7

****

Name of Registered/
Non-Registered Shareholder: ________________________________
(Please print)

Address: ________________________________
(Street Address)

____
(City / Town) (Province / State)

____
(Postal / Zip Code)

Signature: ________________________________

Date: ________________________________

I CERTIFY THAT I AM A REGISTERED / NON-REGISTERED
(Please circle)

SHAREHOLDER OF

IMA EXPLORATION INC.

****